Viking Investments Group, Inc.
138 Pinxinguan Road, Suite 906
Shanghai, China, 200070
Phone +86 (21) 6034 0015

October 1, 2013

Securities and Exchange Commission
Attn: Lyn Shenk; Aamira Chaudhry
Division of Corporation Finance
Washington, D.C. 20549

RE:	Viking Investments Group, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2011 Filed April 16, 2012 File No. 001-29219

Dear Mr. Shenk and Ms. Chaudhry,

In response to the following enumerated comments in your letter dated June 11, 2013, Viking Investments Group, Inc. (the “Company”) respectfully submits the following responses:

RESPONSE TO COMMENT 1:

We have amended our Annual Reports on Form 10-K for the years ending December 31, 2011 and December 31, 2012, as well as our Quarterly Reports on Form 10-Q for the third quarter of 2011, first, second, and third quarters of 2012, and our first quarter of 2013 to fully impair the carrying amount of our investment in the China Wood stock in 2011.

RESPONSE TO COMMENT 2:

We purchased the China Wood stock in 2011 as a long-term investment that we hoped to be able to eventually liquidate for cash in the future.  Unfortunately, by the time that we received the requisite legal opinion from outside counsel on November 7, 2012 to deposit the stock with a broker, the trading volume for the China Wood stock had significantly declined.

RESPONSE TO COMMENT 3:

We have amended our filings as requested.

Once again, we thank you for your patience and review.

Sincerely,

VIKING INVESTMENTS GROUP, INC.

/s/ Tom Simeo
Tom Simeo
Chief Executive Officer